Exhibit 2.01
SECOND AMENDMENT TO
AGREEMENT AND PLAN OF MERGER
     This SECOND AMENDMENT, dated as of June 4, 2006 (this “Second Amendment”), to the Agreement and Plan of Merger, dated as of March 8, 2006, by and among Lexar Media, Inc., a Delaware corporation (the “Company”), Micron Technology, Inc., a Delaware corporation (“Parent”), and March 2006 Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), as amended by the First Amendment to Agreement and Plan of Merger, dated as of May 30, 2006 (the “Agreement”), is entered into by the Company, Parent and Merger Sub.
     WHEREAS, Section 7.4 of the Agreement permits the parties, by action taken or authorized by their respective Boards of Directors, to amend the Agreement by an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; and
     WHEREAS, each of Parent, Merger Sub and the Company desires to amend the Agreement as provided herein.
     NOW, THEREFORE, in consideration of the mutual agreements specified in this Second Amendment, Parent, Merger Sub and the Company hereby agree as follows:
     1.     Amendment of Section 1.6(a) of the Agreement. Section 1.6(a) of the Agreement is amended and restated in its entirety by the following:
             (a)     Company Common Stock. Each share of the common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(c), will be canceled and extinguished and automatically converted (subject to Section 1.6(f)) into the right to receive 0.5925 of a validly issued, fully paid and nonassessable share (the “Exchange Ratio”) of the common stock, par value $0.10 per share, of Parent (“Parent Common Stock”).
     2.     Amendment of Section 1.6(e) of the Agreement. Section 1.6(e) of the Agreement is amended and restated in its entirety by the following:
             (e)     Stock Options; Employee Stock Purchase Plan. At the Effective Time, all Assumed Options outstanding under the Option Plans shall be assumed by Parent in accordance with Section 5.9(a). At the Effective Time, each Company Option that is either (i) held by any Person other than a current employee of the Company or any of its Subsidiaries or an employee of the Company who has terminated his or her employment within 90 days prior to the Effective Time (each such Company Option, a “Non-Employee Option”) or (ii) has a per share exercise price in excess of the greater of (X) $9.54 and (Y) the Per Share Merger Consideration (as defined below), (each, an "Out-of-the-Money Option,” and together with the Non-Employee Options, the “Cashed-Out Options”), and, in each case, that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, terminate in its entirety at the Effective Time, and the holder of each Cashed-Out Option shall be entitled to receive therefor an amount of cash (rounded down to the nearest whole cent) equal to the product of (i) the number of shares of Company Common Stock that are subject to such Company Option and that are unexpired, unexercised and outstanding immediately prior to the Effective Time, and (ii) the excess, if any, of (A) the greater of (X) $9.54 and (Y) the product of the closing price of the Parent Common Stock on the New York Stock Exchange on the trading day immediately preceding the Effective Time and 0.5925 (such product, the “Per Share Merger Consideration”), over (B) the per share exercise price of such Company Option immediately prior to the Effective Time. Each Company Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time and not a Cashed-Out Option shall be an “Assumed Option.” Rights outstanding under the ESPP and any other employee stock purchase plan of the Company shall be treated as set forth in Section 5.9(c).

     3.     Representations and Warranties. Each of the Company, Parent and Merger Sub represents and warrants that (i) it has the corporate power and authority to execute and deliver this Second Amendment, (ii) this Second Amendment has been duly and validly authorized by all necessary action of its Board of Directors and, with respect to the Company, the Company’s Board of Directors has unanimously approved this Second Amendment, and (iii) this Second Amendment has been duly and validly executed and delivered and, assuming due authorization and execution by the other parties hereto, constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms.
     4.     No Other Modification. The Agreement shall not be modified by this Second Amendment in any respect except as expressly set forth herein.
     5.     Governing Law. This Second Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.
     6.     Counterparts. This Second Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
     7.     Defined Terms. Capitalized terms used but not defined herein shall have the meaning assigned to them in the Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by their duly authorized respective officers as of the date first written above.

LEXAR MEDIA INC.
By:	/s/ Eric B. Stang
	Name:	Eric B. Stang
	Title:	Chairman of the Board of Directors, Chief Executive Officer and President

MICRON TECHNOLOGY, INC.
By:	/s/ Steven R. Appleton
	Name:	Steven R. Appleton
	Title:	Chairman of the Board of Directors, Chief Executive Officer and President

MARCH 2006 MERGER CORP.
By:	/s/ W.G. Stover, Jr.
	Name:	W.G. Stover, Jr.
	Title:	President